Confidential Treatment Request
by Greenfield Online, Inc.
FOIA Confidential Treatment Request
July 10, 2008
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Kathleen Collins
Re:	Greenfield Online, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed on March 17, 2008 File No. 000-50698
Ladies and Gentlemen:
     On behalf of Greenfield Online, Inc. (the “Company”), I am writing in response to the letter from Kathleen Collins dated June 26, 2008, setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.
     Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment for portions of our response. The Company requests that these portions, as indicated by [**], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the attention of Jonathan Flatow at the address below.
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Confidential Treatment Request
by Greenfield Online, Inc.
     Form 10-K for the fiscal year ended December 31, 2007
Note 13. Taxes on Income, page 100
1.	Please explain further the following with regards to the information provided in your response to our prior comment 5:
•	You indicate that management’s forecast of future domestic earnings for the subsequent five years was more than sufficient to support the utilization of the Company’s domestic net operating loss carryforward as of December 31, 2007 and 2006. Please provide your forecasts and related assumptions for the next five years that were used in your analysis and explain, in detail, how management determined the reasonableness of achieving such future domestic earnings, especially considering the nominal domestic pre-tax earnings for the last three fiscal years ($3.6 million) and the domestic pre-tax loss in the first quarter of fiscal 2008 of $6.8 million.
•	You further indicate that the Company considered potential tax-planning strategies that might be available to prevent the Company’s domestic net operating loss carryforwards from expiring unused, one of which is the repatriation of excess cash from the Company’s foreign subsidiaries to the US parent. Please tell us how you determined that the accelerating the repatriation of foreign earnings is a valid tax planning strategy considering the disclosures in your Form 10-K, which state “[w]e have not provided for income taxes on cumulative undistributed earnings of subsidiaries outside the United States because of our intention to indefinitely reinvest those earnings.” In this regard, tell us whether the Company has recognized a deferred tax liability for existing undistributed earnings or has a pattern of remitting earnings that is expected to be continued in the future. If not, then tell us what literature you are relying on in concluding that the repatriation of excess cash can be used as a tax-planning strategy in your valuation analysis.
• Five year domestic forecasts and support of utilization of domestic net operating loss carryforwards
     Below is a summary of our forecast of future domestic pre-tax income for the subsequent five years as of December 31, 2006 and 2007.

Amounts in thousands	2007	2008	2009	2010	2011	2012
Forecasted domestic pre-tax income
As of December 31, 2006	$963	[**]	[**]	[**]	[**]	[**]
As of December 31, 2007	N/A	[**]	[**]	[**]	[**]	[**]
     For the year ended December 31, 2007, our domestic pre-tax income was $815,000 compared to $963,000 forecasted as of December 31, 2006.
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Confidential Treatment Request
by Greenfield Online, Inc.
     The following assumptions were made at December 31, 2006 in forecasting domestic pre-tax income for the subsequent five years:
•	Approximate revenue growth year over year:
2006	to 2007 — [**]%
2007	to 2008 — [**]%
2008	to 2009 — [**]%
2009	to 2010 — [**]%
2010	to 2011 — [**]%
•	Cost of revenues as a percentage of revenue stayed consistent for years 2007 through 2011 at approximately [**]%
•	Panel acquisition costs (including amortization associated with panelists acquired as a result of acquisitions) as a percentage of revenue decreased gradually from approximately [**]% in 2007 to approximately [**]% in 2011
•	Research and development costs as a percentage of revenue decreased gradually from approximately [**]% in 2007 to approximately [**]% in 2011
•	Depreciation and amortization as a percentage of revenue decreased gradually from approximately [**]% in 2007 to approximately [**]% in 2011
•	Selling, general and administrative costs as a percentage of revenue decreased gradually from approximately [**]% in 2007 to approximately [**]% in 2011
•	No impairment or restructuring charges were assumed
•	Net interest income as a percentage of revenue stayed consistent for years 2007 to 2011 at less than [**]%
•	No foreign exchange gain (loss) was assumed
     As of December 31, 2006, management determined the reasonableness of achieving its forecasted pre-tax income for the subsequent five years by considering several factors:
     1) The Company’s online survey data was uniquely positioned to benefit from the secular shift from offline survey data collection methodologies (i.e., telephone, mail, mall and door to door) to online, as a result of the online survey data being faster, better and cheaper than offline survey data. The Company considered forecasts from market research industry publications, forecasts from its own clients as well as forecasts from senior sales and marketing management to arrive at its final five year revenue projections.
     2) The Company initiated a rightsizing plan in December 2005 in which the Company would reduce costs. This cost reduction included the rightsizing of the Company’s employee base and certain existing leases, in-sourcing certain previously outsourced functions and engaging in actions designed to reduce the Company’s cost structure and improve profitability. Management’s forecast of selling, general and administrative costs for the subsequent five years reflected the intended benefits of this rightsizing plan.
     3) The Company introduced a quality improvement program in 2006 that enabled the Company to maintain a high level of customer satisfaction and strive to increase this satisfaction through process automation, high quality, active and profiled panels and additional sources of survey takers such as Real-Time Sampling. The Company’s focus on the provision of high quality Internet sample as well as the related increase in
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Confidential Treatment Request
by Greenfield Online, Inc.
customer satisfaction would enable revenue growth. Management reflected this revenue growth in its forecasted pre-tax income for the subsequent five years.
     4) The Company intended to further develop its capabilities outside North America and Europe in 2007 and subsequent years through expansion of its Internet panel size and diversity. The Company’s international expansion plan included the addition of more panelists throughout Asia, including China, Japan, Australia and South Korea. This expansion plan would further enable the Company to provide more geographically-diverse panelists in response to its domestic customers’ requests for more global survey data. Management believes that the migration of data collection to the Internet in the international market represents a significant growth opportunity for our domestic business, and this potential growth was factored into management’s forecast of pre-tax income for the subsequent five years.
     5) The Company completed its initial development and launch of the Unified Panel System (“UPS”) in 2006. UPS is an integrated suite of proprietary software applications designed to get survey respondents to the right survey at the right time, and in real time. Management considered UPS to be a unique tool that could potentially set the Company apart from its competitors and provide cost benefits to the Company through improved targeting of panelists and seamless access to project data. These intended financial benefits were reflected in management’s forecast of pre-tax income for the subsequent five years.
     Based on the above, management believed as of December 31, 2006 that it was reasonable to assume that its forecasted pre-tax income for the subsequent five years was attainable. In addition, management considered that the Company’s cumulative pre-tax profit for the years ended December 31, 2004 through December 31, 2006 was $8.5 million, excluding $1.7 million of severance and other non-recurring charges. Management believed that the Company’s future pre-tax income would further improve as a result of the factors mentioned above.
     The following assumptions were made at December 31, 2007 in forecasting domestic pre-tax income for the subsequent five years:
•	Approximate revenue growth year over year:
2007	to 2008 — [**]%
2008	to 2009 — [**]%
2009	to 2010 — [**]%
2010	to 2011 — [**]%
2011	to 2012 — [**]%
     The increase in the forecasted revenue growth rates over the prior year forecasted growth rates resulted primarily from the launch of the comparison shopping business in the United States in early 2008, as explained in more detail below, and was not a factor in our forecasts as of December 31, 2006. Additionally, our comparison shopping business has significantly higher gross margins and operating margins than our Internet survey
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Confidential Treatment Request
by Greenfield Online, Inc.
solutions business, which further positively impacted our forecasted gross and operating margin trends as of December 31, 2007 for the subsequent five year periods.
•	Cost of revenues as a percentage of revenue decreased gradually from approximately [**]% in 2008 to [**]% in 2012
•	Panel acquisition costs (including amortization associated with panelists acquired as a result of acquisitions) as a percentage of revenue decreased gradually from approximately [**]% in 2008 to [**]% in 2012
•	Research and development costs as a percentage of revenue stayed consistent for years 2008 to 2012 at approximately[**]%
•	Depreciation and amortization as a percentage of revenue decreased gradually from approximately [**]% in 2007 to approximately [**]% in 2012
•	Selling, general and administrative costs as a percentage of revenue decreased gradually from approximately [**]% in 2008 to approximately [**]% in 2012
•	No impairment or restructuring charges were assumed
•	Net interest income as a percentage of revenue stayed consistent for years 2008 through 2012 at approximately [**]%
•	No foreign exchange gain (loss) was assumed
     As of December 31, 2007, management determined the reasonableness of achieving its forecasted pre-tax income for the subsequent five years by considering several factors. These factors were consistent with the factors considered as of December 31, 2006 and previously stated above. Specifically, the rightsizing plan that was initiated in 2005, the quality improvement program introduced in 2006, the expansion of its panel size and diversity, the increased use of our Real-Time Sampling capabilities, the launch of UPS, and the underlying secular shift occurring in the market from offline survey data collection to online survey data collection, all contributed to management’s determination of the reasonableness of its forecasted pre-tax income for the subsequent five years.
     In assessing the reasonableness of the impact of the above factors on the Company’s forecasted pre-tax income, management compared the Company’s actual domestic pre-tax income for the year ended December 31, 2007 to the Company’s forecasted domestic pre-tax income for the same period. The actual pre-tax income differed by only $148,000 (0.2% of revenues) from the forecasted amount. Based on this result, management believes that the factors considered in the forecasted pre-tax income projections as of December 31, 2006 and 2007 continue to be reasonable.
     In addition, we began a new initiative in 2007 that management believed would favorably impact the Company’s earnings in future years. This initiative related to the launch of the Company’s comparison shopping portal in the United States. Historically, the comparison shopping business was operated through the Company’s European subsidiaries in which its target market was concentrated in Europe. Due to the potential growth opportunity for this business in the United States, the Company organized a new subsidiary in the United States in 2007 that would eventually operate the comparison shopping business in the US market. The Company officially announced the launch of our domestic Ciao.com comparison shopping portal in February 2008. Management believes that the launch of this business in the United States could potentially result in
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Confidential Treatment Request
by Greenfield Online, Inc.
significant revenue growth for the subsequent five years, similar to the growth rates experienced by the Company in its European business, as well as growth in operating income due to this business’ historically low-cost operating structure. The expected revenue and operating income growth from this new business was reflected in management’s forecast of pre-tax income for the subsequent five years.
     Based on the above, management believed as of December 31, 2007 that it was reasonable to assume that its forecasted pre-tax income for the subsequent five years was attainable. Management considered that the Company’s cumulative pre-tax profit for the years ended December 31, 2005 through December 31, 2007 was $3.6 million excluding severance and other non-recurring charges. Management believes that the Company’s pre-tax profit will improve significantly due to the launch of Ciao’s comparison shopping business in the United States as well as the other factors stated above.
     While the Company incurred a domestic pre-tax loss of $6.8 million during the three months ended March 31, 2008, this loss was not representative of the actual operations since pre-tax income reflected a one-time charge of $5.1 million. This charge related to legal, accounting and other fees related to the Audit Committee investigation of the pending class action securities litigation described in our Annual Report on Form 10-K, the defense of this litigation and the litigation settlement charge. Excluding this one-time charge, the Company’s pre-tax loss for the three months ended March 31, 2008 would have been $1.7 million. This loss is largely a result of the seasonality of the Company’s business where revenue tends to improve in later quarters of the year but fixed costs remain constant throughout the year. Management believes that its forecasted pre-tax income (excluding the one time charges noted above) for the year ended December 31, 2008 is still attainable due to the factors stated above.
• Potential tax planning strategy
     While the repatriation of earnings from foreign subsidiaries was considered positive evidence in the Company’s determination of whether its deferred tax asset relating to its domestic net operating loss carryforward was more likely than not to be realized, this action was not required to be implemented at either December 31, 2007 or December 31, 2006, nor was it expected to be implemented in the foreseeable future, in order for the Company to reach its conclusion with respect to the recognition of this deferred tax asset. The Company’s position was that the other positive evidence that was considered by the Company and outlined in our previous response letter dated June 3, 2008 outweighed the negative evidence such that the Company could reach a decision that it was more likely than not that its deferred tax asset relating to its domestic net operating loss carryforward would be realized. Specifically, this positive evidence included the future reversal of existing taxable temporary differences, the financial projections of domestic earnings presented by management for the subsequent five years, the number of years remaining prior to the statutory expiration of the net operating losses, as well as the Company’s lack of history relating to incurring net operating loss carryforwards that expired unused.
     SFAS 109, Exhibit B, Paragraph 246 defines a tax-planning strategy as an action that is prudent and feasible, an action that an enterprise ordinarily might not take but would
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Confidential Treatment Request
by Greenfield Online, Inc.
take to prevent an operating loss or tax credit carryforward from expiring unused, and an action that would result in realization of deferred tax assets. The Company does not ordinarily repatriate earnings from its foreign subsidiaries. The repatriation of such earnings was thus considered a potential tax-planning strategy since it was a prudent and feasible action that might be taken in the event that the Company’s domestic net operating losses were at risk of expiring unused. Based on the availability of its other positive evidence at both December 31, 2007 and December 31, 2006, the Company’s domestic net operating loss carryforwards were not at risk of expiring unused. Therefore, the Company concluded that the implementation of the tax-planning strategy was not necessary at either December 31, 2007 or December 31, 2006, nor was the action required within the foreseeable future based on the availability of other positive evidence.
     The Company has not recognized a deferred tax liability for existing undistributed foreign earnings at December 31, 2007 and December 31, 2006, nor does it have a pattern of remitting foreign earnings. Paragraph 31(a) of SFAS 109 specifically states that a deferred tax liability relating to the excess of financial reporting basis over the tax basis of an investment in a foreign subsidiary is not recognized unless it becomes apparent that the basis difference will reverse in the foreseeable future. The Company did not record a deferred tax liability relating to this basis difference (i.e., the cumulative undistributed earnings of its foreign subsidiaries) since it was not apparent that the earnings would be repatriated in the foreseeable future. As stated above, the repatriation of foreign earnings was not a required action at either December 31, 2007 or December 31, 2006, nor was it expected to be a required action in the foreseeable future, in order for the Company to determine that its deferred tax asset relating to its domestic net operating loss carryforward was more likely than not to be realized.
     We respectfully request that the Staff advise the undersigned at (203) 834-8585 of any additional comments that the Staff may have or whether our explanations and proposed revisions in response to the comment letter satisfy the Staff’s review.
Very truly yours,
Greenfield Online, Inc.

By	/s/ Robert E. Bies
Robert E. Bies
Executive Vice President and Chief Financial Officer

cc:	Melissa Feider, Staff Accountant Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
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